Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months ended March 31, 2006 and 2005 has been prepared based on information available to the Company as of May 1, 2006. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2006 and 2005, and in conjunction with MD&A for the year ended December 31, 2005. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations
First Quarter 2006 Compared to First Quarter 2005

The Company reported a loss of $0.37 million ($0.00 per share) for the three months ended March 31, 2006 as compared to a loss of $0.73 million ($0.01 per share) for the three months ended March 31, 2005.

Interest income for the three months ended March 31, 2006 increased by $0.10 million to $0.34 million due to higher interest rates on invested cash balances in the current period.

General and administrative expenses increased by $0.09 million in the current period to $0.45 million. The increase generally results from an increase in Sarbanes-Oxley compliance costs of $0.04 million and a related increase in accrued audit fees of $0.02 million.

Stock compensation expense decreased by $0.15 million in the current period to $0.04 million, and primarily results from 35,000 stock option grants during the three months ended March 31, 2006, as compared to 650,000 stock option grants during the three months ended March 31, 2005.

Restricted stock unit ("RSU") expense of $0.09 million in the current period represents the increase in the estimated fair value of 370,000 outstanding RSU’s at March 31, 2006. There were no RSU’s outstanding during the three months ended March 31, 2005.

The decrease in foreign exchange loss of $0.31 million to $0.05 million in 2006 principally results from unrealized losses on the Company’s Canadian dollar cash balances resulting from a lesser weakening of the Canadian dollar relative to the U.S. dollar during the current period as compared to the preceding period. The Cdn$/US$ exchange rate at December 31, 2005 was 1.1660 as compared to 1.1676 on March 31, 2006, whereas the Cdn$/US$ exchange rate at December 31, 2004 was 1.2048 as compared to 1.2173 on March 31, 2005.

Summary of Quarterly Results
	2006		2005
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(367,005)	15,202	9,663,769	(993,277)
Basic net income (loss) per share	0.00	0.00	0.12	(0.01)
Diluted net income (loss) per share	0.00	0.00	0.12	(0.01)

	2005		2004
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(726,896)	1,582,433	1,649,917	(1,174,302)
Basic net income (loss) per share	(0.01)	0.02	0.02	(0.01)
Diluted net income (loss) per share	(0.01)	0.01	0.02	(0.01)

The high quarterly net income (loss) volatility for 2005 and 2004 primarily results from foreign exchange gains and losses caused by holding large cash balances in Canadian dollars. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of Falconbridge Limited’s ("Falconbridge") $10 million earn-in payment on the El Morro project.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $3.88 million for the three months ended March 31, 2006 as compared to a decrease in cash and cash equivalents for the three months ended March 31, 2005 of $1.71 million. The increase in cash outflows of $2.17 million in the current period results from an increase in disbursements on mineral properties, plant and equipment of $2.48 million, which was principally for construction of the Cerro San Pedro project haul road, leach pad and solution ponds due to commencement of construction in February 2006.

The Company had working capital of $37.66 million at March 31, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $4.66 million decrease in working capital primarily results from additions to mineral properties, plant and equipment on the Company’s Cerro San Pedro project totaling $4.73 million.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $14,575 during the three months ended March 31, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company incurred consulting fees pursuant to this agreement totaling $18,750 during the three months ended March 31, 2006.

Outstanding Share Data

As of May 1, 2006, the Company has issued one class of common shares and has a total of 83,647,082 shares outstanding. The Company has 19,330,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of May 1, 2006 total 2,494,000 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$3.67 per share.

Corporate Outlook

In February 2006, the Company commenced construction of its Cerro San Pedro project in Mexico. The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. It is anticipated that construction of the mine will be complete by the end of 2006.

In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owed by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas for the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company may be forced to suspend or cease project construction activities.

In regards to the El Morro project, Falconbridge continues to work on an expected 70-hole, 26,500 meter drilling program, and a 1,150 meter decline, at the La Fortuna deposit area of the El Morro project. Falconbridge has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit by the end of 2006. The estimated cost of the prefeasibility study, including the drilling program and decline, is estimated by Falconbridge to be $40 million, all of which will be borne by Falconbridge.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks as those described under "Item 3. Key Information, D) Risk Factors" in the Company’s Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company’s history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Refer to "Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status" and " – Surface and Water Rights Acquisition" and "Item 8. Financial Information, A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings" in the Company’s most recent Annual Report on Form 20-F for details of current legal actions pending.

Forward-looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Item 3. Key Information, D) Risk Factors" in the Company’s most recent Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.